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                            March 29, 2022

       Lori Lipcaman
       Chief Financial Officer
       Vishay Intertechnology, Inc.
       63 Lancaster Avenue
       Malvern, Pennsylvania 19355-2143

                                                        Re: Vishay
Intertechnology, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-07416

       Dear Ms. Lipcaman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 15 Segment and Geographic Data, page F-45

   1. We note your presentation of more than one profit measure for each of your reportable segments: gross profit
and segment operating income. We further note that you consider segment operating
income to be the more important metric. ASC 280-10-50-22 requires disclosure of a single
measure of segment profit and ASC 280-10-50-28 indicates that when more than one
segment profit measure is utilized the one with the measurement principles most
consistent with GAAP becomes the segment measure of profit or loss.
                                                        Please revise all
applicable disclosures within your filing to present only that single measure of segment
profit or loss for each segment and reconcile to your consolidated income measure as
required by ASC 280-10-50-30b. In addition, please note that additional segment
profit or loss measures may be presented outside of your financial
 Lori Lipcaman
Vishay Intertechnology, Inc.
March 29, 2022
Page 2
         statements and footnotes as non-GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameLori Lipcaman                           Sincerely,
Comapany NameVishay Intertechnology, Inc.
                                                          Division of
Corporation Finance
March 29, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName